Exhibit 99.1

Color Star Technology Co., Ltd. (NASDAQ: CSCW) Announces

Private Placement with a Major Shareholder

NEW YORK, December 2, 2021 /PRNewswire/--Color Star Technology Co., Ltd. (NASDAQ: CSCW) (hereinafter referred to as “Color Star” or the “Company”), an entertainment technology company with a global network that focuses on the application of technology and artificial intelligence (AI) in the entertainment industry, today announced a private placement of 12.5 million shares at $0.8 per share, valued at $10 million, to its largest shareholder, Hou Sing International Business, Ltd. (hereinafter referred to as “HSIB”).

As an entertainment technology company, Color Star will continue to increase investment in developing projects such as its metaverse and non-fungible tokens (NFT). In this regard, the Company’s global celebrity interactive platform, Color Star app, will be upgraded to become a new “entertainment metaverse” platform in December. Users will be able to “settle” into this metaverse and become residents of the Color Star world, where they can purchase land, build houses, and design their own homes, cars, and even clothing. All these design products will be in NFT form and tradable. The launch of Color Star’s entertainment metaverse will bring a brand-new experience to its global users.

A spokesperson for HSIB commented: “We have always been very optimistic about Color Star’s business outlook. Since the pandemic, as global entertainment and economies declined, Color Star was nevertheless able to spot the unique opportunity amid the crisis. The Company’s recently released 2021 fiscal year financial results show that the company is still growing rapidly. We believe Color Star will show even better performance in the future, so we are willing to increase our holdings via a private placement at a 50% premium to the current share price. We will continue to support and closely follow the Company’s growth and development.”

The proceeds from this placement will be used to further develop metaverse products as Color Star strives to bring better and improved products and experiences to users worldwide.

About Color Star Technology

Color Star Technology Co, Ltd. (Nasdaq CM: CSCW) is an entertainment and education company that provides online entertainment performances and online music education services. Its business operations are conducted through its wholly-owned subsidiaries, Color China Entertainment Ltd. and CACM Group NY, Inc. The Company’s online education is provided through its Color World music and entertainment education platform. More information about the Company can be found at www.colorstarinternational.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development, including the development of the metaverse project; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market internationally where CSCW conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

For more information, please contact:

William Tu

Skyline Corporate Communications Group, LLC

One Rockefeller Plaza, 11th Floor

New York, NY 10020

Office: (646) 893-5835

Email: wtu@skylineccg.com